UNITED STATES                  ---------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                  0-23226
                                                                 ---------------
                                  FORM 12B-25
                                                                 ---------------
                          NOTIFICATION OF LATE FILING             CUSIP NUMBER
                                                                 ---------------



(Check  One):  [X]  Form 10-K   [ ] Form 20-F [ ] Form 11-K   [ ] Form 10-Q
               [ ]  Form  N-SAR   [ ]  Form  N-CSR

For Period Ended     December 26, 2004
                     ----------------

     [ ]  Transition  Report  on  Form  10-K
     [ ]  Transition  Report  on  Form  20-F
     [ ]  Transition  Report  on  Form  11-K
     [ ]  Transition  Report  on  Form  10-Q
     [ ]  Transition  Report  on  Form  N-SAR

For the Transition Period Ended
                               -------------------------

Read  Attached  Instruction  Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Grill  Concepts,  Inc.
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Full  Name  of  Registrant


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Former  Name  if  Applicable

11661  San  Vicente  Blvd.,  Suite  404
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Address  of  Principal  Executive  Offices  (Street  and  Number)

Los  Angeles,  California  90049
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City,  State  and  Zip  Code



PART  II  -  RULE  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The  subject  annual  report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Grill Concepts, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended December 26, 2004 in a timely manner without unreasonable effort or expense in light of the circumstances described below:

On March 24, 2005, management of the Company discussed with the Audit Committee of the Board of Directors of the Company (the "Audit Committee") and representatives of the Company's current independent registered public accounting firm the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission (the "SEC") on February 7, 2005 regarding certain operating lease accounting issues and their application under generally accepted accounting principles ("GAAP") as they relate to the Company's current lease accounting practices. Based on those discussions, management of the Company and the Audit Committee made a determination that the Company's then-current method of lease accounting, including its then-current method of accounting for rent holidays and computation of minimum lease payments, were not in accordance with GAAP and that the impact of this difference was material to the Company's historical financial statements. The Company is in process of discussing the impact of the SEC guidance with respect to lease accounting on our historical financial statements with our former independent registered public accounting firm. At this point however, the Company has not had adequate time to provide said firm with sufficient information on which to base a conclusion as to the impact of this guidance, and no conclusions have been reached.


Historically, the Company recognized straight-line rents and amortized tenant improvement allowances using the initial non-cancelable term of the lease commencing on the date rent payments began. Under GAAP, as highlighted in the SEC guidance, the Company should have recognized rent expense (net of the related tenant improvement allowances) on a straight-line basis over the initial non-cancelable term of the lease and beginning on the later of when the Company has access to the site or the lease is executed. Further, the Company historically has not included consumer price index adjustments in its computation of minimum lease payments. GAAP requires that lease escalation based on future consumer price index adjustments be included in the computation of minimum lease payments using the index rate at lease inception. The Company is in the process of finalizing the calculations to quantify such adjustments.


Also at the March 24, 2005 meeting, management discussed reclassifying amounts that had previously been recorded as restaurant sales revenue arising from complimentary and promotional activities as the current method of recording these transactions was not in accordance with GAAP. Historically the amounts associated with complimentary and promotional activities have been recorded as restaurant revenues, with the offsetting expense in restaurant operations and corporate general and administrative expenses. As revised, the Company will account for complimentary and promotional activities on a net basis with no revenue or expense being recognized. The total amounts of complimentary and promotional activities recorded as revenue were $1.9 million in 2004, $1.7 million in 2003 and $1.5 million in 2002. There will be no impact on net income resulting from this reclassification.

As a result of the foregoing determinations we are correcting our method of accounting for leases and our presentation of amounts resulting from complimentary and promotional activities. Our 2004 financial statements will reflect the lease and revenue accounting on these revised basis, and we will restate our financial statements for 2002 and 2003 to ensure the revised accounting is consistently applied. In light of the planned restatement, the financial statements for the years ended December 31, 2003 and 2002 and related interim periods contained in the Company's prior filings with the SEC should no longer be relied upon. The Audit Committee discussed these conclusions with the Company's current independent registered public accounting firm.

The Company is working diligently to complete its review of its accounting for these leases and to quantify the impact of the necessary adjustments on each of the reporting periods. Upon completion of this process the Company will amend the appropriate filings with the Securities and Exchange Commission ("SEC") to include the restated financial statements.

PART  IV  -  OTHER  INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

        Michael Sanders          832                446-2599
        ---------------       ---------        -----------------
            (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the Company will restate its financial results for prior periods. As of the date of this filing, the Company is unable, without unreasonable effort and expense, to provide a quantitative assessment of the impact that the corrections to its lease accounting practices will have on the results of operations for fiscal 2004 and prior periods. The Company is working diligently to complete its review of these matters and to quantify the impact on each of the affected periods. The Company does not expect these adjustments to affect the amount of revenues, comparable store sales, or cash balances previously reported.


                              Grill Concepts, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 29, 2005                     By  /s/ Philip Gay
       --------------                        -----------------------------------
                                             Philip Gay, Chief Financial Officer

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